FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of         February      , 2004

Commission File Number	0-29546

America Mineral Fields Inc.
(Translation of registrant’s name into English)

St. George’s House, 15 Hanover Square, London, England W1S 1HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The Kolwezi Tailings Project
Mining Indaba
Cape Town
11th February 2004

Kolwezi – Key Features

•	Third largest cobalt resource worldwide

•	Potentially world’s largest and lowest cost cobalt producer (Estimated at $2.15/lb)

•	Low cost copper producer (Estimated at 37c/lb)

•	Anticipated very long resource life (>35 years)

•	Low operating risks

•	Established infrastructure

•	Environmentally & socially enhancing

Key Technical Facts

•	Resource of 112.8mt at 1.49% copper and 0.32% cobalt (97% measured under JORC)

•	Mining by hydraulic monitors	– low risk – no stripping – very low risk

•	Established & robust process flowsheet » Conventional technology » 12 month pilot plant programme

•	Metal recoveries of 76% cobalt and 93% copper

•	Metal qualities of >99.9% for copper and cobalt

Current Project Parameters

Throughput	3mt per annum

Production	42,000 tpy of copper 7,000 tpy of cobalt

Engineered capital cost Working capital & owner’s costs Contingency Estimated total capital cost	$232.8 million $36.3 million $37.7 million $306.8 million

Estimated operating cost	$22.5 per tonne

Estimated metal production cost before credits	37 c/lb copper $2.15/lb cobalt

Process Flow-Sheet

Operating Costs (February 2003)

		US$ mn/y	%	c/lb
	Mining	1.7	2.5
Attributable	Copper Plant	25.5	37.7
to Copper	Management	1.4	2.1
	Marketing	0.2	0.3
	Services to copper	5.7	8.4
	Total	34.5	51.0	37.3

		US$ mn/y	%	c/lb
Attributable	Cobalt Plant	30.8	45.6
to Cobalt	Marketing	0.2	0.3
	Services to cobalt	2.1	3.1
	Total	33.1	49.0	214.5

	Grand Total	67.6	100.0	$22.5/t
	N.B. These are gross costs before Bi-product Credits

Revenue & Costs in Real Terms Phase 1

Progress over the past 12 months

•	The Country

	—	Political progress towards peace and security
	—	Sustained economic stability and growth
	—	New Mining Code brought into operation

Progress towards Peace & Security

Withdrawal of Foreign Armed Forces

Unification of Governmental and Rebel Armies

President Joseph Kabila heads a Government of National Unity

The other major political parties are all represented in Government by Vice- Presidents and Ministers

A timetable has been set for democratic elections in two years time.

Meanwhile the transitional government is operating surprisingly cohesively and effectively

Sustained Economic Stability & Growth

Sustained Economic Stability & Growth

New Mining Code now in effect

New Mining Code now in effect

Corporation Tax Rate	30%

Royalty to GDRC on gross revenue	2%

Withholding Tax	10%

Export Tax (services)	1%

Import Tax -construction period -operating period -fuel, lubricants	2% 5% 3%

Total marginal tax rate	39%

Progress over the past 12 months

•	The Country

	–	Political progress towards peace and security
	–	Sustained economic stability and growth
	–	New Mining Code brought into operation

•	The Project
	–	Participation of IFC and IDC
	–	Renegotiation of commercial terms with Gécamines and GDRC
	–	Completion of documentation and approval process
	–	DRC Cabinet approval

Agreement with IDC and IFC

—	Each IFI has an option to purchase 10% of the project company, KMT.
—	Has participated proactively in renegotiation with Gécamines and DRC Government
—	Focus of IFI’s upon regeneration of the Kolwezi region and macroeconomic benefits

–	Potential important sources of project debt capital
–	Ongoing support on political risk and governance issues

Agreements with Gécamines and GDRC

•	Agreed and initialled by CMD and Gécamines in July 2003

•	Share ownership of KMT : Government 5%, Gécamines 12,5% and CMD 82,5%

•	Approved by ECOFIN Committee in December 2003

•	Approved by DRC Cabinet in January 2004

•	Gécamines
Transfers the Tailings Exploitation Permit to KMT Receives $15 million in a cash payment with $5 millions payable immediately and $10 million on financial close

•	CMD
To produce both a feasibility study and a social and environmental study Arrange the project finance for KMT ($316 million) Manage the implementation of the Project’s development and construction (via KMT)

•	Government to create KMT by Presidential Decree

Kolwezi - Current Ownership Structure

* Not yet incorporated

Kolwezi - Potential Ownership Structure

* Not yet incorporated [1] Option

Kolwezi - Potential Ownership Structure

* Not yet incorporated [1] Option

Value of the Tailings

Based on a life of 38 years with an annual production of 42,000 t of copper and 7700 t of cobalt and prices estimated at 85c/lb for copper and $7/lb cobalt

Progress over the past 12 months

•	The Country
	–	Political progress towards peace and security
	–	Sustained economic stability and growth
•	The Project
	–	Participation of IFC and IDC
	–	Renegotiation of commercial terms with Gécamines
	–	Completion of documentation and approval process
	–	DRC Cabinet approval
•	The Markets
	–	Strong recovery in copper and cobalt prices
	–	Renewed interest in mining equity markets

Strong Recovery in Copper Price

Source: LME, CRU

And Even Stronger in the Cobalt Price

Source: Metal Bulletin

Copper and Cobalt In Situ Value Per Tonne

Source: Canaccord Capital (Europe) Limited

Progress over the past 12 months

•	The Country
	–	Political progress towards peace and security
	–	Sustained economic stability and growth
	–	New Mining Code brought into operation
•	The Project
	–	Participation of IFC and IDC
	–	Renegotiation of commercial terms with Gécamines
	–	Completion of documentation and approval process
	–	DRC Cabinet approval
•	The Markets
	–	Strong recovery in copper and cobalt prices
	–	Renewed interest in mining equity markets
•	America Mineral Fields
	–	AIM Listing
	–	$25 million net of Equity Funding

Aim Listing and Equity Funding

•	Equity offering to fund feasibility study, ESIA and project financing work

•	The prospectus offering raised over US$20 mn predominantly from European institutions

•	The AIM listing enabled us to reach institutions which would not have bought a TSX-only share

•	There has been a remarkable increase in trading volumes, taking TSX and AIM together, post offering

•	The shares have made a strong showing in the after-market

•	Further financings of US$7 million by warrant exercise and private placement

Going Forward – Managing the Risks

Risk	Mitigation

Capital costs	Potential turnkey project

Throughput	Potential contractor warranty

Metal recoveries	Potential contractor warranty

Financial	Shared sponsorship from technical & financial co-investors

Commodity price	Off take agreements High operating margins

Political & Legal	Cover from MIGA & bilateral agencies Investment participation by multilaterals New Mining Code

Environment & social	Clean-up of degraded area Significant employer

Going Forward – The Next Steps

•	Appointment of Financial Advisor

•	Commencement of Feasibility Study

•	Commencement of Phase II of the ESIA

•	Negotiations of long-term offtake agreements with customers to mitigate cobalt price risks

•	Selection of financial and commercial partners

•	Discussions with engineering contracting companies to obtain terms for fixed price turn-key contratcs

•	Obtain Political Risk cover from MIGA, bilateral agencies and private sector

•	Project Go-Ahead Decision – Mid 2005

•	Production Commences – Early 2007

Disclaimer

The information contained in this confidential presentation has been prepared by America Mineral Fields (the "Company") It has not been independently verified and is subject to updating, revision and further amendment.It does not purport to contain all information that a prospective investor may require. It is only presented to persons to whom the presentation may be made without contravening the financial promotion prohibition in Section 21 of the Financial   Services and Markets Act 2000 (“the FSMA”).Those persons are described in the Financial Services and Markets Act 2000 (Financial   Promotion) Order 2001 ("Order") and includes persons who have professional experience in matters relating to investments and who fall within the category of person set out in Article 19 (investment   professionals) of the Order. Any other person who by mistake attends this presentation should not rely or act upon it. By attending this presentation, the attendees represent and warrant that they are a person to whom the presentation may be made without contravention of Section 21 of the FSMA. This presentation has not been approved by an authorised person as is required by Section 21 of the FSMA and therefore it will only be distributed in accordance with an exemption to Section 21 of the FSMA.

While the information contained herein has been prepared in good faith, neither the Company nor Canaccord Capital (Europe) Limited  (“Canaccord”) nor any of their respective   shareholders, directors, officers, agents, employees or advisers give, has given or has authority to give, any representations or warranties (express or implied) as to, or in relation to, the accuracy, reliability or completeness of the information in this presentation, or any revision   thereof, or of any other written or oral information made or to be made available to any interested party or its advisers (all such information being referred to as “Information”) and liability therefore is expressly disclaimed. Accordingly, neither the Company nor Canaccord nor any of their respective shareholders, directors, officers, agents, employees or advisers take any responsibility for, or will accept any liability in respect of, the accuracy or completeness of the Information or for any of the opinions contained herein or for any errors, omissions or misstatements or for any loss, howsoever   arising, from the use of this presentation.

Neither this presentation nor any part of its contents is to be taken as any form of commitment on the part of the Company to proceed with any transaction and the right is reserved to terminate any discussions or negotiations with any prospective investors . In no circumstances will the Company be responsible for any costs, losses or expenses incurred in connection with any appraisal or investigation of the Company. The Company does not undertake or agree to any obligation to provide the recipient with access to any additional   information or to update this presentation or to correct any inaccuracies in, or omissions from, this presentation which may become  apparent.

This presentation should not be considered as the giving of investment advice by the Company,   Canaccord or any of their respective shareholders, directors, officers, agents, employees or advisers. Each party who attends this presentation must make its own independent assessment of the Company after making such investigations and taking such advice as may be deemed necessary.In particular, any estimates or projections or opinions contained herein necessarily involve significant elements of subjective judgement, analysis and assumptions and each recipient should satisfy itself in relation to such matters.

This presentation has been presented for informational purposes only and does not constitute or form a part of, and should not be construed as, an offer or invitation to purchase or subscribe for any securities of the Company and should not be relied on in connection with a decision to purchase or subscribe for any such securities. This presentation has been provided for informational purposes only and does not constitute or form part of any offer for sale or subscription of or solicitation of any offer to buy, subscribe for or sell, any securities, nor shall it or any part of it be relied on in connection with any contract or commitment whatsoever. Any decision to purchase or subscribe for any securities of the Company should be taken on the basis of information to be contained in the prospectus that may be issued in due course, which document will contain detailed information about the Company and its management, as well as financial statements and other data.

No prospectus has been registered in the United Kingdom or elsewhere and no offer is being made in the United Kingdom in circumstances which would require a prospectus to have been registered in the United Kingdom under the Public Offers of Securities Regulations 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

America Mineral Fields Inc.
(Registrant)

Date February 24, 2004	By:	/s/“Paul C. MacNeill”
(Print) Name: Paul C. MacNeill
Title: Director